UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 31, 2016

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to _______________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Full title of the Plan)

SPIRE INC.
700 Market Street
St. Louis, MO 63101
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) as of July 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

St. Louis, Missouri
January 27, 2017

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	July 31,
	2016	2015
Cash	$319	$8,133

Investments, at Fair Value	167,630,502	160,510,418

Notes Receivable from Participants	3,574,971	3,991,590

Contributions Receivable:
Participant contributions	236,631	191,533
Employer contributions	119,799	100,516
Total Contributions Receivable	356,430	292,049

NET ASSETS AVAILABLE FOR BENEFITS	$171,562,222	$164,802,190

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended July 31,
	2016	2015
ADDITIONS:
Contributions:
Participant	$6,299,230	$6,095,065
Rollover	26,911	6,882
Employer	3,238,756	3,216,501
Total Contributions	9,564,897	9,318,448

Investment Income:
Interest and dividends	2,354,397	2,798,177
Net appreciation in fair value of investments	15,067,347	13,989,272
Total Investment Income	17,421,744	16,787,449

Interest income on notes receivable from participants	153,936	163,637

TOTAL ADDITIONS	27,140,577	26,269,534

DEDUCTIONS:
Distributions to participants	17,540,000	15,128,856

Administrative fees	31,982	34,065

TOTAL DEDUCTIONS	17,571,982	15,162,921

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	9,568,595	11,106,613

Transfers to other plans - net	2,808,563	1,290,151

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,760,032	9,816,462

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	164,802,190	154,985,728
End of Year	$171,562,222	$164,802,190
See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Notes to Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) have been prepared on the accrual basis.
Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value ("NAV") practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. It also eliminates certain disclosures for investments eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has reviewed ASU 2015-07 and has determined that the Plan has investments that are measured at NAV utilizing the practical expedient. As permitted by ASU 2015-07, the Plan has adopted this pronouncement for the year ended July 31, 2016 and retrospectively for the year ended July 31, 2015, and its investments in collective trust funds that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”) are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a common/collective trust that has investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs are presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statements of Net Assets Available for Benefits at both July 31, 2016 and 2015.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of July 31, 2016 and 2015.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor and Plan Administrator. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. (formerly The Laclede Group, Inc.) stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2016 and 2015.
Presentation/ Reclassifications – Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. These reclassifications had no effect on net assets available for benefits.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the years ended July 31, 2016 and 2015 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.
General – The Plan is a defined contribution plan which covers collectively bargained participants of the Company, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. The Company is the Plan sponsor, and in that capacity has named the Spire Inc. Retirement Plans Committee as administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, a participant must be a member of a collective bargaining unit, complete 90 days of service and attain the age of 21. Notwithstanding the forgoing, effective August 1, 2016, a participant who would be eligible to participate except that the participant has not satisfied the 90 days of service or attained the age of 21 may contribute to the Plan an eligible rollover contribution.
Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participants compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Participant contributions are matched 100% up to a maximum 5% of compensation in accordance with the collective bargaining agreement. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired participants are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Vesting – Participant and Company matching contributions are immediately 100% vested.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the Participant. A minimum of 1% of the participant’s contribution must be directed into each fund selected.
Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (formerly The Laclede Group, Inc. Stock Ownership Plan ) (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the prior twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions per the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.5% at July 31, 2016.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six- month period after receipt of the hardship withdrawal.
Transfers – The accounts for those participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the Statements of Changes in Net Assets Available for Benefits.
Plan Year – "Plan Year" means the twelve-month period beginning with August 1 and ending on the following July 31. On September 29, 2016, the Company amended the Plan. Effective January 1, 2017, the Plan Year will be the twelve-month period beginning January 1 and ending on the following December 31. There will be a short Plan Year commencing August 1, 2016 and ending December 31, 2016.

3.	INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at July 31, 2016 and 2015.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
July 31, 2016	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$43,799,715	$43,799,715	$—	$—
Common/collective trusts	66,707,386	—	66,707,386	—
Common stock – Spire Inc.	55,483,161	55,483,161	—	—
Total assets in the fair value hierarchy	$165,990,262	$99,282,876	$66,707,386	$—
Common/collective trusts measured at NAV*	1,640,240
Total assets	$167,630,502

July 31, 2015
Mutual funds	$38,666,858	$38,666,858	$—	$—
Common/collective trusts	70,977,440	—	70,977,440	—
Common stock – The Laclede Group, Inc.	49,199,390	49,199,390	—	—
Total assets in the fair value hierarchy	$158,843,688	$87,866,248	$70,977,440	$—
Common/collective trusts measured at NAV*	1,666,730
Total assets	$160,510,418
*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing has been submitted to the IRS for which the Plan is awaiting approval. Any related penalties or fines will be paid for by the Company and there will be no financial impact to the Plan. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $31,680 and $33,906 of recordkeeping fees to the trustees in 2016 and 2015, respectively. At July 31, 2016 and 2015, the Plan held 799,469.178 and 909,247.646 shares, respectively, of common stock of Spire Inc., the Company’s parent, with a market basis of $55,483,161 and $49,199,390, respectively. During the years ended July 31, 2016 and 2015, the Plan received dividend income of $1,656,252.15 and $1,731,553 respectively, from Spire Inc.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to amounts reported on Form 5500 as of July 31, 2016 and 2015:

	July 31,
	2016	2015
Net assets available for benefits per the accompanying financial statements	$171,562,222	$164,802,190
Less: Participant loans deemed distributed	(195,012)	(169,636)
Net assets available for benefits per Form 5500	$171,367,210	$164,632,554
The following is a reconciliation of changes in net assets available for benefits per the accompanying financial statements to amounts reported on Form 5500 as of July 31, 2016:

July 31,
2016
Increase in net assets available for benefits prior to transfers to other plans (net) per the accompanying financial statements	$9,568,595
Add: Prior year loans deemed distributed	169,636
Less: Participant loans deemed distributed	(195,012)
Net income per Form 5500	$9,543,219

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
EIN – 43-0368139 PN012
Schedule of Assets (Held at End of Year)
(Form 5500, Schedule H, Line 4i)
July 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Spire Inc. - ESOP	Company stock fund (799,469.178 shares)	$55,483,161

	Vanguard Institutional Target Retirement 2010 Fund	Mutual Fund (27,281.600 shares)	565,002

	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund (157,125.638 shares)	3,227,361

	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund (331,673.529 shares)	6,786,040

	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund (455,940.493 shares)	9,273,830

	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund (219,028.623 shares)	4,424,378

	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund (187,984.201 shares)	3,770,963

	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund (86,389.114 shares)	1,720,007

	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund (109,244.011 shares)	2,175,048

	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund (66,614.466 shares)	1,326,960

	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund (43,006.690 shares)	856,693

	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund (11,467.452 shares)	228,202

	Vanguard Institutional Target Retirement Income Fund	Mutual Fund (58,276.756 shares)	1,201,084

	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (50,543.402 shares)	3,650,245

	American Funds® EuroPacific Growth Fund - Class R5	Mutual Fund (43,093.756 shares)	2,005,152

	Wells Fargo Stable Return Fund - Class C	Common/collective trust (31,849.328 units)	1,640,240

	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (127,165.738 shares)	1,575,583

	Delaware Small Cap Value Fund Institutional Class	Mutual Fund (18,884.750 shares)	1,013,167

	BlackRock Russell 1000® Value Fund T	Common/collective trust (145,227.657 units)	4,041,933

	BlackRock Equity Index T	Common/collective trust (379,736.918 units)	31,714,792

	BlackRock MSCI ACWI ex-US IMI Index Fund T	Common/collective trust (88,398.732 units)	793,317

	BlackRock Russell 2000® Index Fund T	Common/collective trust (352,842.955 units)	11,521,205

	BlackRock U. S. Debt Index Fund - W	Common/collective trust (327,544.593 units)	7,065,566

	BlackRock Short-Term Investment Fund W	Common/collective trust (11,570,573.310 units)	11,570,573

			$167,630,502

*	Notes receivable from participants	Loans due at various dates through 2026, with interest rates ranging from 4.25% to 9.5%	3,574,971

		Total	$171,205,473
	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Laclede Gas Company
Wage Deferral Savings Plan

Date:	January 27, 2017	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm